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                                  EXHIBIT 21.1

Subsidiaries of Carrollton Bancorp

Carrollton Bancorp

   Carrollton Bank

    Carrollton Financial Services, Inc.

    Carrollton Community Development Corp.

    Carrollton Mortgage Services, Inc.

Subsidiaries are indicated by indentation. All subsidiaries are 100% owned, except for Carrollton Community Development Corp. which is 87.5% owned.